UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 1, 2021

Commission File No. 001-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Supplemental Grimaud Loan Agreement

On June 30, 2021, Grimaud Ventures S.A. (“Grimaud”), a wholly owned subsidiary of Navios South American Logistics Inc., entered into a supplemental agreement (the “Supplemental Grimaud Loan Agreement”) with Navios Maritime Holdings Inc. (“Navios Holdings”) to the loan agreement dated as of April 25, 2019 (as amended) with Grimaud (the “Grimaud Loan”), whereby Grimaud and Navios Holdings agreed to amend the Grimaud Loan so that the Grimaud Loan may be repaid or prepaid in full by the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Grimaud Loan Agreement is subject to, and contingent upon, prepayment by Navios Holdings of the Grimaud Loan in the amount of $7.5 million in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of the Shares, among other conditions.

The information contained in this Report shall not be incorporated by reference into any previous or future registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), unless specifically identified therein as being incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez

Chief Executive Officer

Date: July 1, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Supplemental Grimaud Loan Amendment, dated as of June 30, 2021, between Grimaud Ventures S.A. and Navios Maritime Holdings Inc.